

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 19, 2017

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Resources Corporation
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Resources Corporation**
> **Registration Statement on Form S-4**
> **Filed June 12, 2017**
> **File No. 333-218681**

Dear Mr. Warren:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources